FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Skadden, Arps, Slate, Meagher & Flom llp
One Manhattan West	FIRM/AFFILIATE OFFICES
New York, NY 10001	-----------
________	BOSTON
CHICAGO
TEL: (212) 735-3000	HOUSTON
FAX: (212) 735-2000	LOS ANGELES
www.skadden.com	PALO ALTO
WASHINGTON, D.C.
DIRECT DIAL	WILMINGTON
(212) 735-2438	-----------
DIRECT FAX	BEIJING
(917) 777-2438	BRUSSELS
EMAIL ADDRESS	FRANKFURT
Howard.Ellin@Skadden.Com	HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

May 6, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Irene Barberena-Meissner

Loan Lauren Nguyen

Jennifer O’Brien

Ethan Horowitz

Division of Corporation Finance

Office of Energy & Transportation

Re:         Aspirational Consumer Lifestyle Corp.

Registration Statement on Form S-4

Filed March 15, 2021

File No. 333-254304

Ladies and Gentlemen:

On behalf of our client, Aspirational Consumer Lifestyle Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 12, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on March 15, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

May 6, 2021 Page 2	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

May 6, 2021 Page 3	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Selected Definitions, page v

1.	Please provide definitions for “Exchange Ratio” and “TAM” here or at another appropriate section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages vi and ix of the Amended Registration Statement to provide definitions of “Exchange Ratio” and “TAM”.

Why is Aspirational proposing the Business Combination?, page xiv

2.	Please revise to disclose the Aspirational board of directors did not obtain an opinion from an independent investment banking firm or from an independent accounting firm that such initial business combination with WUP is fair to the Company from a financial point of view.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page xv of the Amended Registration Statement.

What are the U.S. federal income tax consequences of the Domestication?, page xx

3.	The disclosure here and on page 168 suggests that it is intended that the Domestication qualify as an F Reorganization and that U.S. Holders of Aspirational Class A ordinary shares or warrants generally should not recognize gain or loss for U.S. federal income tax purposes on the Domestication. You further state on page 168 that because the Domestication will occur immediately prior to any redemption of Aspirational Class A ordinary shares pursuant to the exercise of U.S. Holders’ redemption rights, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. As a result, it appears that the tax consequences may be material to shareholders. Please revise your disclosures to identify tax counsel and file a related opinion or provide us an analysis explaining why it is not necessary to do so. For guidance, refer to Section III of Staff Legal Bulletin 19 (Oct. 14, 2011).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 173 of the Amended Registration Statement and the tax opinion is included in Exhibit 8.1 of Amended Registration Statement.

What conditions must be satisfied to complete the Business Combination?, page xxiv

4.	Please revise to clarify the Minimum Trust Condition and the PIPE Investment Amount are conditions that must be satisfied or waived to complete the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xxvi of the Amended Registration Statement.

Summary, page 1

5.	We note your use of industry and market data here and throughout the prospectus derived from studies or reports prepared by third-parties, including IBIS, GAMA, Wall Street Equity Research, Capgemini Financial Services, McKinsey & Company, and Argus. Please revise to include the names and dates of these studies or reports. To the extent that you commissioned any of the third-party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436. Please also provide us with supplemental support, or in the alternative provide citations, for all statements that utilize industry or market data or relate to your competitive position within your industry.

May 6, 2021 Page 4	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Response: In response to the Staff’s comment, the Company has added a new section immediately following “Selected Definitions” titled “Market, Industry and Other Data” on page x of the Amended Registration Statement to include the names and dates of third-party studies and reports.

The Company advises the Staff that the Company or WUP have not commissioned any of the third-party data that is cited in the Amended Registration Statement or the Registration Statement.

The Company further advises the Staff that statements that utilize industry or market data or relate to WUP’s competitive position within its industry are based on publicly available information and reports from government agencies, the third-party studies and reports listed on page x of the Amended Registration Statement, as well as WUP’s management’s knowledge of and experience in the private aviation industry.

6.	Revise to define and include additional context for the use of the term “Net Promoter Score.”

Response: In response to the Staff’s comment, the Company has included a definition of “Net Promoter Score” on page vii and revised the disclosure on pages 2 and 210 of the Amended Registration Statement.

Parties to the Business Combination, page 13

7.	Please revise to describe the Blockers who hold equity interests in WUP and are parties to the business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 14 of the Amended Registration Statement to describe the Blockers.

Organizational Structure, page 23

8.	Please revise the diagrams to clearly identify ownership percentages of the different security holder groups, such as the sponsor, the public shareholders of Aspirational, existing shareholders of WUP, WUP Blockers, and the PIPE investors under both no and maximum redemption scenarios.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 23 of the Amended Registration Statement.

Risk Factors

The provisions of the Proposed Certificate of Incorporation requiring exclusive forum in the Court of Chancery of the State of Delaware, page 77

9.	You state here that “Notwithstanding the foregoing, the Proposed Certificate of Incorporation provides that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act.” However, Section 12.2 of your proposed form of certificate of incorporation provides that federal district courts will be the sole and exclusive forum for Securities Act claims. Please revise your disclosure here and on page 303 to clarify that federal district courts will be the sole and exclusive forum for Securities Act claims or advise.

May 6, 2021 Page 5	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 79, 156 and 315 of the Amended Registration Statement.

Background to the Business Combination, page 115

10.	We note your disclosure that Aspirational’s management team reviewed over 100 potential business combination targets and made contact with representatives of more than 50 such potential combination targets to discuss the potential for a business combination transaction beginning in September 30, 2020 through December 1, 2020. However your disclosure in this section appears to focus almost exclusively on the WUP transaction. Please expand your discussion in this section to describe the process utilized to evaluate the 50 potential targets. You further disclose on page 126 that “the proposed Business Combination represents the best potential business combination for Aspirational based upon the process utilized to evaluate and assess other potential acquisition targets, and the Aspirational board of directors’ belief that such processes had not presented a better alternative.” Please discuss the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any alternative offers that were made or received. Your disclosure should clearly describe the reasons you did not further considered any alternative proposal and explain why Aspirational deems the business combination with WUP to be superior to available alternatives.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 117 and 123 of the Amended Registration Statement.

11.	We note that on November 16, 2020, Aspirational’s initial term sheet proposed a pre-transaction equity valuation of WUP of $1.785 billion, and on November 24, 2020, Aspirational proposed an increased pre-transaction equity value of $1.885 billion and an earnout in favor of WUP equityholders consisting of up to 9,000,000 shares in three equal tranches to be issuable upon the achievement of share price thresholds of $12.50, $15.00 and $17.50, respectively. Please revise to discuss why Aspirational increased WUP’s pre-transaction equity value to $1.885 billion and proposed the earnout in favor of WUP equityholders.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 118 and 119 of the Amended Registration Statement.

12.	In relation to your disclosure that Aspirational’s board concluded that the Business Combination and the Merger Agreement are in the best interests of Aspirational and its shareholders, please revise your disclosure to provide further detail regarding how the valuation of WUP was determined and approved. For example, we note your disclosure that WUP’s enterprise value was based, in part, on Aspirational’s management’s analysis of comparable companies in analogous markets (including asset intensive eCommerce/marketplace, transportation and travel platforms and consumer subscription, such as Vroom, Inc., Carvana Co., Opendoor Technologies Inc., Uber Technologies, Inc., Lyft, Inc., Airbnb, Inc., Blade, Netflix Inc., Peloton Interactive, Inc., Spotify Technology S.A. and Chewy, Inc., and their public trading market valuations implying 2021 and 2022 projected revenue multiples ranging from 2.1x — 23.5x and 1.3x — 17.1x, respectively (in all cases based on publicly available market data as of December 28, 2020)). Please revise your disclosure to provide more details regarding this analysis, including the valuations and other financial data related to these companies used to derive the ranges of their 2021 and 2022 projected revenue multiples, and explain how this analysis was applied to determine WUP’s enterprise value. In addition, disclose the criteria used to select these companies.

May 6, 2021 Page 6	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 123 of the Amended Registration Statement.

13.	We note the negotiations which occurred from December 1, 2020 through execution of the agreement on February 1, 2021 generally described on pages 118 - 124. Revise your description of this iterative process to discuss in greater detail the substance of meetings and calls, including the material terms that were discussed, how parties’ positions differed, and how issues were resolved. Your revised disclosure should ensure that investors are able to understand how the terms of the business combination evolved during negotiations and why Aspirational’s board approved the initial business combination with WUP and recommended that it is in the “best interests of Aspirational and its shareholders.” To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 121 through 127 of the Amended Registration Statement.

14.	We note that throughout October and November 2020 various members of management or representatives of Aspirational and WUP participated in meetings to discuss the potential business combination transaction with WUP. Revise to clarify the members of management or representatives of Aspirational and WUP who participated in the referenced meetings.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 118 and 119 of the Amended Registration Statement.

Aspirational’s Board of Directors’ Reasons for the Business Combination, page 124

15.	Clarify here that your independent directors, as members of the Aspirational board of directors, considered the terms of the initial business combination and related merger agreement and that you did not have a separate committee of independent directors to consider the initial business combination with WUP. We note your disclosure on page 129.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 133 of the Amended Registration Statement.

Unaudited Prospective Financial Information of WUP, page 132

16.	We note your disclosure regarding the financial projections provided by WUP’s senior management to Aspirational. Please disclose, and quantify as appropriate, the material assumptions underlying these projections.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 135 and 136 of the Amended Registration Statement.

May 6, 2021 Page 7	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjusted to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 185

17.	Revise to explain why pro forma adjustment (F) excludes WUP common interests subject to WUP awards.

Response: The Company and WUP respectfully advise the Staff that pro forma adjustment (F) excludes the noncontrolling interest represented by the WUP Profits Interests, but does include the other WUP awards (i.e., WUP Restricted Interests and WUP Options) on the basis further described in such item. The Company has revised (F) on pages 191 and 192 of the Amended Registration Statement to further clarify this treatment.

18.	Tell us why pro forma adjustment (F) assumes the vesting and exchange of all WUP Restricted Interests for shares of Class A common stock and the vesting and cash exercise of all Wheels Up Options for shares of Class A common stock. As part of your response explain how this pro forma adjustment is consistent with the planned treatment for restricted interests and options in the proposed business combination as described on pages 93-94 of your filing.

Response: The Company and WUP respectfully advise the Staff that pro forma adjustment (F) has been revised to account for a change in transaction structure whereby the WUP Restricted Interests will now be exchanged for an award of restricted shares of Wheels Up Class A common stock, with substantially the same vesting and termination-related provisions as the WUP Restricted Interests, rather than for Wheels Up RI Units. The inclusion of such awards in the pro forma adjustment (F) (i) is consistent with the planned treatment for restricted interests in that they will be converted into restricted stock of Wheels Up upon the closing of the Business Combination and (ii) is consistent with the planned treatment of WUP Options in that such options will be converted into options to acquire shares of Wheels Up Class A common stock on the basis described (with adjustments to the number of shares subject to such option and its exercise price), and may be exercised for cash by the holder thereof following such conversion.

19.	We note that pro forma adjustment (J) reflects WUP Profits Interests after conversion into Wheels UP PI Units, which will be exchangeable for 10,755,952 shares of Wheels Up Class A common stock. Tell us why the converted PI Units are considered non-controlling interests and how the amount for the pro forma adjustment was derived.

Response: The Company and WUP respectfully advise the Staff that the converted PI Units will be held in Wheels Up MIP LLC, which will be a consolidated single purpose entity and formed for the sole purpose of effectuating the Wheels Up equity incentive plans under which the PI Units were issued, and owned entirely by those employees of Wheels Up who hold profit interests in such entity that may be redeemed for the referenced PI Units. As such, the equity in Wheels Up MIP LLC will be a separately recognized non-controlling interest not attributable to Wheels Up.

The amount of the pro forma adjustment was derived by determining the intrinsic value of the WUP Profits Interests assuming a hypothetical liquidation of WUP upon the Closing for $1,885,000,000, after taking into consideration the relevant participation thresholds of all such WUP Profits Interest and any distribution preferences applicable to other WUP equity interests in accordance with the WUP limited liability company agreement, and dividing that result by an assumed $10.00 per share price for the Wheels Up Class A common stock.

May 6, 2021 Page 8	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

20.	Revise to explain how the tax benefits to be retained through the Up-C structure were considered in pro forma adjustment (K). Reference is made to the description of this structure on page 23 of your filing.

Response: The Company and WUP respectfully advise the Staff that they have considered the tax benefits to be retained through the Up-C structure, but they were not included in pro forma adjustment (K). This is attributable to the fact that the pro forma adjustment (K) does not reflect anticipated upward adjustments to the tax basis in the WUP partnership interest resulting from the Up-C structure following the Business Combination. Because the use of the “Up-C” structure is limited in this instance, such upward basis adjustments will be similarly limited and, moreover, are only created when existing holders of WUP profits interests exchange their WUP interests (including WUP Profits Interests and Wheels Up EO Units) for Wheels Up Class A common stock, and such exchanges will only occur after closing of the Business Combination. Further, the impact of such exchanges in calendar year 2021 will be limited as certain exchanges will be subject to the Lock-Up Period and other limitations during such year.

WUP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Impact of COVID-19, page 236

21.	Disclosure in the risk factor section of your filing indicates that “the initiatives and measures put in place to limit the spread of COVID-19 have added material costs to our business, including additional costs in connection with the implementation of our Wheels Up Safe PassageTM program of enhanced safety, cleanliness and health protocols and guidelines introduced in response to the outbreak of COVID-19.” Please expand MD&A to better explain the particular impact of COVID-19 on WUP’s financial condition and operations. In addition, clarify WUP’s expectations for the future impact of COVID-19 and response to evolving events and how WUP is planning for COVID-19-related uncertainties. Refer to CF Disclosure Guidance Topics 9 and 9A.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 243 of the Amended Registration Statement.

Key Operating Metrics, page 239

22.	From page 215 of your filing, we note that a decline in occupied flight hours is identified as corresponding with a reduction in flight revenue due to the COVID-19 pandemic. Tell us whether occupied flight hours is considered to be a key operating metric, and if so, include it as part of your disclosure here.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 221 of the Amended Registration Statement to replace “occupied flight hours” with “Live Flight Legs,” which is included in the Key Operating Metrics section on page 246 of the Amended Registration Statement.

Results of Our Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019, page 241

May 6, 2021 Page 9	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

23.	Revise the discussion and analysis of WUP’s operating results to better explain and quantify the causal factors that generated income statement variances between periods for which financial statements are presented. Your revised disclosure should address the full amount of the change between periods for each of your financial statement line items. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 249 through 252 of the Amended Registration Statement.

Critical Accounting Policies and Estimates

Equity-Based Compensation, page 252

24.	We note that no compensation cost related to restricted interests issued by WUP has been recognized as the performance condition for these awards was not deemed probable of being achieved. However, based on the disclosure per page F-58, it appears that a transaction such as the proposed business transaction would result in the vesting of these awards. We also note that the vesting schedule for various equity-based compensation awards will be partially accelerated in connection with the proposed business combination. Tell us how the proposed business combination along with plans to accelerate the vesting of outstanding equity-based compensation awards will be accounted for with reference to the relevant guidance per FASB ASC 718-10.

Response: The Company and WUP respectfully advise the Staff that WUP has accounted for the vesting of restricted interests and accelerated vesting of outstanding equity-based compensation awards as prescribed by FASB ASC 718-10 as follows:

Compensation cost for an award with a performance condition is recognized when it is probable that the performance condition will be met. For this purpose, the meaning of “probable” in the ASC Master Glossary is that “the future event or events are likely to occur.” For some liquidity events, such as the Business Combination, the event is not deemed probable of occurring until the event takes place. If satisfaction of the performance condition does not meet the threshold of probability, compensation cost for the award is not recognized.

FASB ASC 718-10-25-20 states the following:

“Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition—compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.”

WUP determined the performance condition affecting vesting associated with the Business Combination is not deemed probable until the transaction actually closes. As a result, based on WUP’s fact pattern, WUP has not recognized any compensation cost for the restricted interests granted. Compensation cost for restricted interests will be recognized beginning on the transaction close date through the date each vesting condition has been met.

In addition, WUP expects all currently outstanding WUP equity-based compensation awards will be accelerated by 18 months. WUP will continue to recognize equity-based compensation expense as WUP has been until the transaction is effective. Post-close, WUP will accelerate compensation cost in accordance with the modification guidance in FASB ASC 718-10-35-3, but there will be no change in the fair value or incremental compensation cost.

May 6, 2021 Page 10	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

As WUP has modified the requisite service period for the award to shorten the original awards requisite service period, WUP will recognize compensation cost over the remaining portion of the modified award’s requisite service period. The fair-value-based measure of the modified award does not change as this is a Type I (probable-to-probable) modification and the shortened requisite service period would not lead to a higher fair value of the award. Vesting conditions are not directly factored into the fair-value-based measure of an award. Accordingly, there is no incremental value conveyed to the award holders, and no incremental compensation cost is recognized in connection with the modification.

25.	We note the disclosure regarding the process through which the fair value of WUP’s common interests is determined. Provide us with an explanation for the differences between the value of common interests underlying recently granted equity-based compensation awards compared to the fair value implied by the proposed business combination. As necessary, include information regarding specific grants of equity-based compensation awards and their conversion as part of the planned transaction.

Response: To assist the Staff in its evaluation of equity-based compensation disclosures and other matters, WUP has set forth in chronological order certain information regarding WUP’s recently granted equity incentive awards. WUP’s discussion of its accounting for equity-based compensation is primarily contained within the section of the Registration Statement entitled, “WUP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity-Based Compensation” on pages 259 through 261 of the Registration Statement.

Recent Equity Incentive Awards

During the second half of fiscal year 2020, WUP granted 12,275,000 options to purchase common interests, 3,385,000 profits interest awards and 740,000 restricted interest awards. No other equity incentive awards have been granted by WUP since December 31, 2020. The following table details recently granted equity incentive awards made during the period from June 30, 2020 through December 31, 2020, and reflects the applicable grant date, the type of equity incentive award, the total number of common interests subject to such equity incentive awards and the fair value of the underlying common interest used to value such awards for accounting purposes, as described in greater detail below.

Date of Equity Incentive Award Grant	Type of Equity Incentive Award	Aggregate Number of Options, Profits Interests and Restricted Interests Granted (#)	Fair Value of Underlying WUP Common Interests ($)
7/14/2020	Options	1,000,000	[***]
10/13/2020	Options	3,675,000	[***]
11/02/2020	Options	2,500,000	[***]
11/25/2020	Options, Profits Interests and Restricted Interests	4,475,000	[***]
12/31/2020	Options and Profits Interests	4,750,000	[***]

May 6, 2021 Page 11	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Historical Fair Value Determination and Methodology

Historically, WUP has determined the fair value of its common interests for purposes of determining the fair value of equity-based compensation using methodologies, approaches and assumptions consistent with the guidance provided by the American Institute of Certified Public Accountants Audit and Accounting Practice Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The fair value ultimately assigned to WUP’s common interests for such purposes took into account any number of the various factors as described in the section of the Registration Statement entitled, “WUP’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity-Based Compensation” on page 259 thereof, in each case, based upon their applicability at the time of measurement. In addition, determination of the fair value of WUP’s common interests also involved the application of multiple valuation methodologies and approaches, with varying weighting applied to each methodology as of the grant date. Application of these approaches involved the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding WUP’s expected future revenue, expenses and future cash flows. Changes in any or all of these estimates and assumptions or the relationship between those assumptions impacted WUP’s valuations as of each valuation date and may have had a material impact on the valuation of WUP’s common interests.

In connection with each of the valuations described below, Wheels Up engaged a third party valuation firm to assist with its fair value determination.

June 30, 2020 Valuation

With respect to its equity awards granted on July 14, 2020, WUP utilized its June 30, 2020 valuation as the estimate of the fair value of its common interests, which resulted in an estimated fair value of [***] per common interest. Such valuation relied up on a discounted cash flow (“DCF”) analysis and guideline public company method (“GPMC”) to approximate the Company’s total equity value, and then utilized the option pricing method (“OPM”) to estimate the value per common interest.

Under the DCF valuation methodology, valuation indication are developed by discounting future cash flows to present value at a particular rate of return, which is intended to incorporate the risk free rate and the risks associated with WUP’s operations, as well as uncertainty in the projected operations. The Company’s analysis used forecasts based on growth of future operations, and does not reflect growth from possible acquisitions. Adjustments for capital expenditures and non-cash expenses (e.g., depreciation and tax) are then applied, and minimum working capital requirements accounted for.

Under the guideline public company method, indications of value are determined based on the trading multiples of similar publicly-traded guideline companies. Such multiples are applied to historic and forward-looking statistics and variations between WUP and the reference companies are considered. The OPM values each class of WUP’s equity by creating a series of call options on the equity value, with exercise prices based on the liquidation preferences and conversion terms of each equity class and which include a marketability discount of [***]%.

May 6, 2021 Page 12	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

September 30, 2020 Valuation

With respect to its equity awards granted on October 13, 2020, November 2, 2020 and November 25, 2020, WUP utilized its September 30, 2020 valuation as the estimate of the fair value of its common interests, which resulted in an estimated fair value of [***] per common interest. Such valuation relied up on a DCF analysis and GPCM method to approximate the Company’s total equity value, and then utilized the OPM to estimate the value per common interest, using a marketability discount of [***]%.

December 31, 2020 Valuation

With respect to its equity awards granted on December 31, 2020, WUP utilized its December 30, 2020 valuation as the estimate of the fair value of its common interests, which resulted in an estimated fair value of [***] per common interest. Such valuation relied up on a DCF analysis and GPCM to approximate the Company’s total equity value, and then utilized a hybrid approach to estimate the value per common interest, which utilized the OPM to estimate the value per common interest in a stay-private scenario using a marketability discount of [***]% and the expected pricing per common interest in the Business Combination, with the probabilities of each outcome weighted by management for such purposes at [***]% for a transaction with a SPAC such as the Business Combination and [***]% for a stay private scenario.

Explanation of Differences between Fair Value of Incentive Awards and Fair Value Implied by the Business Combination

The value of a WUP common interest implied by the Business Combination based on its current capitalization is [***] (the “Transaction Price”). The primary factors that account for the increase in the Transaction Price over the most recent valuations are a result of differences in valuation methodology. In particular, each of the WUP estimated fair value calculations prior to its December 31, 2020 calculation were based on WUP’s discounted future cash flows as a private company, and included the application of a discount for lack of marketability. Conversely, the Transaction Price necessarily assumes only a single liquidity event, does not include a discount for lack of marketability, as an active trading market for the common stock is expected to exist following the Business Combination. Additionally, the Transaction Price assumes the conversion of all of the Company’s preferred interests into the same single class of common stock upon the closing of the Business Combination. The corresponding elimination of the preferences and rights enjoyed by the holders of WUP’s preferred interests results in a higher valuation for the common interests relative to WUP’s estimated fair value calculations, which included the effect of the preferences for WUP’s preferred interests in relation to the allocations of value in the OPM. Consistent with the foregoing, WUP’s December 31, 2020 estimated fair value calculation, is significantly closer to Transaction Price because the same was weighted 85% in the determination thereof, while the stay-private scenario comprising the remaining 15% of the calculation resulted in a significantly lower value for the common interests for the reasons noted above for the other recent valuations.

Management of Wheels Following the Business Combination, page 256

May 6, 2021 Page 13	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

26.	A number of the biographical descriptions of your officers and directors are unclear with regard to the most recent five years of business experience, including positions held during that time. Please revise the biographical descriptions of your officers and directors to eliminate any gaps or ambiguities regarding their experience during the most recent five years. See Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 263 through 269 of the Amended Registration Statement.

Audited Consolidated Financial Statements of Wheels Up Partners Holdings LLC

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-29

27.	We note the conclusion that WUP operates in a single operating and reportable segment, identified as private aviation services. However, we note that WUP also provides maintenance, repair, and overhaul facilities and services, sells flight management software subscriptions, and offers whole aircraft acquisitions and sales services. Provide us with an analysis supporting the determination that WUP has one operating and reportable segment pursuant to FASB ASC 280-10-50.

Response: The Company and WUP respectfully advise the Staff that the determination that WUP operates in one reportable segment is based on its analysis of operating segments as prescribed by FASB ASC 280-10-50-1 as follows:

FASB ASC 280-10-50-1 states that an operating segment is “a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”

WUP operates in one operating segment because both (a) WUP’s CODM reviews operating metrics on a consolidated basis (other than revenue) and (b) discrete financial information by service type (other than revenue) is not readily available.

WUP recognizes revenue and incurs expenses as a total private aviation solution. Based on WUP’s management approach, WUP has identified its Chief Executive Officer (the “CEO”) as the CODM for WUP. Operating results are regularly provided to and reviewed in total by the CODM in order to make decisions about the allocation of resources and to assess performance. The CEO is provided a monthly management reporting package (“MRP”), which includes a detailed budget analysis at the consolidated company level to evaluate operating results. The presentation is driven by the way all parts of the business work in tandem to support the consolidated business as a whole and how there is significant integration between all services provided. For example, maintenance services were performed across WUP’s fleet during the period. Therefore, it is not useful for the CODM to review the results of any component on its own without looking at the consolidated business.

May 6, 2021 Page 14	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

The CEO makes key decisions entity-wide including exploring new sources of revenue, expanding into new markets, launching new products, determining compensation, hiring and firing key personnel etc. Specifically, in the MRP, the CODM is presented with consolidated headcount and financial information, including operating costs, which are not distinguishable between components of WUP. The board of directors of WUP receives the same set of consolidated information as presented to and reviewed by the CEO. The measure of profitability the CODM focuses on is consolidated Adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization).

In determining operating segments, another characteristic is the availability of discrete financial information. While FASB ASC 280 does not define “discrete financial information,” it generally involves some measure of profitability that can be readily distinguished from other components of the organization. Revenue alone generally will not be enough for a CODM to assess performance and allocate resources. WUP provides the CODM revenue alone disaggregated by service type in the MRP, but WUP does not provide a measure of profit or loss disaggregated by service type, which is further evidence that WUP operates in one segment. As information below revenue is not disaggregated, the CODM does not have enough information available to assess performance and make resource allocation decisions by each type of service offered.

WUP has determined that it operates in a single segment based on how WUP has organized the business and because the CODM reviews its operating results as a whole. As such it was not necessary to further evaluate each of the aggregation criteria in FASB ASC 280-10-50-11 to determine if multiple operating segments should be combined into one reportable segment.

Revenue, page F-33

28.	In flight arrangements where an independent third-party air carrier is responsible for providing a flight to satisfy a performance obligation, disclosure on F-33 states that WUP acts as the principal rather than the agent. Please provide us with an analysis supporting this determination, including the specific factors considered in applying the guidance in FASB ASC 606-10-55-36 through 55-40.

Response: The Company and WUP respectfully advise the Staff that the determination for accounting purposes that WUP acts as the principal rather than the agent in flight arrangements where independent third-party air carriers (“Carriers”) are involved is based on its analysis of gross or net revenue recognition as prescribed by FASB ASC 606 as follows1:

WUP is the principal in these transactions because WUP has control of the service that it has contracted with the member to provide throughout the entire process. The most determinative indicator, in WUP’s judgment, was the fact that WUP has primary responsibility for fulfillment of the obligation to provide members with their requested charter flights and the members have no direct communication with the Carrier. WUP is not flying the aircraft, but integrates the requested flight with WUP’s other services to produce an overall private aviation experience at the level WUP’s members expect.

1 The Company and WUP respectfully emphasize that the analysis contained in the Company’s response to the Staff’s comment #28 is tied to the application of relevant accounting principles. Nothing in the analysis is meant to suggest that WUP usurps the authority and responsibility of third-party air carriers to make safety-of-flight decisions as required by applicable federal aviation law. WUP is the principal to the commercial transactions occurring with the members, the direct promisor of all non-aviation goods and services provided to the members, the director promisor of flight arrangement services, and in a majority of cases, through WUP’s air carrier subsidiaries, the direct air carrier performing the member flights. It only is in a minority of flight operations that WUP is not serving as the direct air carrier, and even in those cases, WUP is responsible for all aspects of service delivery – short of the flight operation and safety responsibility of the third-party air carrier.

May 6, 2021 Page 15	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

ASC 606-10-55-36 through 55-40 includes items an entity should consider in determining whether it is the principal in providing a good or a service to a customer or whether it is an agent.

“When another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). An entity determines whether it is a principal or an agent for each specified good or service promised to the customer. A specified good or service is a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer (see paragraphs 606-10-25-19 through 25-22). If a contract with a customer includes more than one specified good or service, an entity could be a principal for some specified goods or services and an agent for others.” [ASC 606-10-55-36]

“To determine the nature of its promise (as described in paragraph 606-10-55-36), the entity should:

a) Identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party [see paragraph 606-10-25-18])

b) Assess whether it controls (as described in paragraph 606-10-25-25) each specified good or service before that good or service is transferred to the customer.” [ASC 606-10-55-36A]

“An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. However, an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.” [ASC 606-10-55-37]

WUP enters into service agreements with its members to provide private aviation services. In cases where WUP is not using its own fleet to fulfill the contract, WUP fulfills its obligation to provide aspects of the service (e.g., operator, aircraft) through third parties. WUP and the customer agree on a single price for the integrated service. WUP separately enters into a contract, on behalf of the customer, with the third party and directs the service provider to perform the aviation service for the customer.

When evaluating whether an entity’s performance obligation is to transfer goods or services to a customer or to arrange for another party to provide those goods or services to a customer, an entity is the principal if it controlled those goods or services before they were transferred to the customer. This observation is reflected in FASB ASC 606-10-55-37A:

May 6, 2021 Page 16	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

“When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a.	A good or another asset from the other party that it then transfers to the customer.

b.	A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c.	A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.”

WUP flight arrangements line up with the specific provision in the principal vs. agent guidance in FASB ASC 606-10-55-37A. WUP is the principal because it can direct the entire service to be provided to the member including the use of the third-party aircraft. As part of the analysis, WUP reviewed the guidance in Examples 46 & 47 of FASB ASC 606 to help determine whether WUP is acting as the principal. Example 46A, where the entity is a principal because it is directing a third party to provide services on its behalf, was the most comparable scenario to WUP’s fact pattern. When the entity directs another party to provide services on its behalf, the entity may simply use another entity to provide the specified service in lieu of using its own resources and direct the third-party resources in the same way it would its own resources.

WUP’s process is to combine, as necessary, sourced aircraft from third parties or on-fleet solutions, with WUP’s other services to provide the specified obligation promised in the WUP agreement signed by the member. The member views WUP as solely responsible for overall management of the contract. The member exclusively interacts with WUP personnel from the time they request a quote until they complete their trip. Members work directly through WUP’s Flight Desk, Member Services, Account Managers, Finance and Sales Executives throughout the lifecycle of the transaction. Members do not interact at all with any of the Carriers, outside of the assigned pilots who must meet certain training and experience standards established by WUP to operate aircraft for WUP customer flights. The operator/broker has no further obligations other than providing the requested aircraft and operating the aircraft. The member does not have an alternate contact to reach out to in case of issues with the service/contract.

Additionally, members often request other services as part of their benefits that are charged and fulfilled by WUP to make sure the overall experience is the same as if the flight were on WUP’s fleet. All these services are billed to the customer by WUP when they sign off on the trip And, as noted, WUP also determines if the pilots provided for the flight meet WUP’s safety standards and as part of the vetting process can direct the Carrier to replace the pilot(s), if necessary.

WUP has determined that the nature of its promise is a performance obligation to provide the specified goods or services itself, on its own aircraft or those operated by a third party.

Included within the guidance at FASB ASC 606-10-55-39 are indicators to help management assess whether an entity controls the specified good or service before it is transferred to the customer. Typically, the principal that controls the specified service will exhibit some or all the control indicators. No single indicator is determinative or weighted more heavily than other indicators, although some indicators may provide more evidence than others, depending on the facts and circumstances of the arrangement.

May 6, 2021 Page 17	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Primary responsibility for fulfilling the contract

a.	“The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.”

WUP controls 100% of supplier selection as WUP determines which operator and which aircraft will service a flight request. Although WUP might contract with a Carrier, on behalf of the customer, to help perform the service promised to a member, the service providers utilized are being directed by WUP to provide an aircraft to a member to perform the required service (including any fuel, de-icing and route coordination). WUP expressly reserves the right to accept or reject reservation requests for any reason. A member may request a specific model, aircraft type or size of aircraft but they cannot request a specific aircraft. WUP is ultimately responsible for the overall management of the contract and remediation of any problems.

WUP members sign a single agreement with WUP that addresses all flight requests, whether fulfilled on fleet or through a third-party carrier. WUP provides continuous customer support, resolves customer complaints, rectifies service issues (including issuing credits) and accepts responsibility for the quality or suitability of the service. If there is a mechanical difficulty or if a contracted aircraft is no longer available, WUP is contractually obligated to provide an alternative aircraft of similar quality, with any risk of additional cost borne by WUP (without a direct right to pass these costs back to the Carrier). WUP manages the contract with the member from beginning to end. As a result, this provides substantial evidence WUP is the party that has fulfillment risk and is primarily responsible for satisfying the services in the contract.

Inventory risk

b.	“The entity has inventory risk before the specified good or service has been transferred to a customer, or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.”

WUP generally does not purchase capacity or commit to a third-party charter flight until there is an executed contract, on behalf of member, in order to mitigate inventory risk. There are instances where WUP has pre-committed to hours with certain third-party operators to secure better pricing and aircraft availability. For each flight, WUP agrees to the specific flight and price with the member and then signs an aircraft services contract with the Carrier on behalf of the member and works out the logistics. Generally, the specific tail does not get assigned until the day before or day of departure.

May 6, 2021 Page 18	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Inventory risk is mitigated because WUP commits to obtain charter services from a third party only after obtaining a commitment from a member. Nonetheless, this does not preclude WUP from concluding it has control because WUP is directing its member’s request for an aircraft and WUP bears the risk of mitigating any loss for the charter flight that has been transferred. For example, as part of the arrangement WUP is committed to pay the Carrier who is assisting WUP in facilitating the transaction, even if the customer does not pay for purchasing the service. As such, WUP has some inventory risk where there is a member flight request, and on the day of the flight, the aircraft is not available and WUP would be required to replace the aircraft. Further, if the member books a flight and past the cancellation window is not able to attend the flight, then WUP has the ability to charge the member for the flight regardless. In the event there is an issue with the sourced aircraft and a replacement is found at a higher cost, WUP incurs the additional cost if it cannot be passed on to the customer, as WUP is contractually obligated to provide the service for an agreed upon price.

Discretion in establishing pricing

c.	“The entity has discretion in establishing the prices for the specified goods or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.”

WUP has full discretion in establishing the price that the customer pays for the service (whether using its own fleet or partnering with third parties). The price of the charter is variable and determined based on availability, timing, and level of demand for the specific type of aircraft that is requested. WUP can make suggestions to the member and has multiple options available, including the WUP fleet and third-party Carriers. Members do not have visibility with respect to the aircraft tail used when booking, only the general model or cabin class category (size). WUP invoices the customer the cost plus a predetermined margin and is responsible for collecting payment of the agreed-upon price for each flight upon confirmation of the charter. WUP then pays the Carrier an agreed portion of the total price paid by the member. As such, WUP has discretion in establishing pricing (e.g., the markup and the final price to charge the member). WUP is not merely passing on the charges to the member based on specified margin.

29.	We further note the identification of two types of contracts that result in WUP acting as the agent. These arrangements are identified as those where WUP acts as an intermediary ticketing agent for travel on Delta and when managed aircraft owners charter their own aircraft. Expand this disclosure to clearly explain how revenue is recorded in these agent transactions. Refer to FASB ASC 606-10-50-12(c).

Response: The Company and WUP respectfully advise the Staff that the revenues related to these arrangements are immaterial but have revised its disclosure on pages F-36 and F-37 of the Amended Registration Statement to clearly explain how revenue is recorded in these agent transactions as prescribed by FASB ASC 606-10-50-12(c).

(iii) Aircraft Management, page F-34

30.	With regard to the reimbursement of recharge and recovery costs from aircraft owners under the aircraft management services agreement, we note disclosure on page F-35 indicating that recovery and recharge costs are passed back to owners at either cost or a predetermined margin. Clarify how WUP accounts for reimbursed costs under these types of agreements and provide reference to the relevant accounting guidance.

May 6, 2021 Page 19	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Response: The Company and WUP respectfully advise the Staff that WUP accounts for the reimbursement of recharge and recovery costs as follows:

Recovery and recharge revenue relates to a separate performance obligation to operate and maintain the aircraft as part of aircraft management services. Such revenues are based on the costs WUP incurs to satisfy the performance obligation and are recognized at the time such services are provided and the customer has the ability to receive the benefit. WUP allocates the transaction price of the aircraft management services based on the standalone selling price of such services in accordance with FASB ASC 606-10-32.

All recharge and recovery costs are billed directly to owners and recorded on a gross basis. In accordance with the guidance in FASB ASC 606-10-55-39, WUP is acting as the principal by providing the services itself or controlling/directing the performance of the service before it is transferred to the customer. WUP uses its own resources to provide the service and is not just facilitating the service through a third-party as an agent. WUP is the primary point of contact responsible for establishing the price, fulfilling the obligations in the contract, billing and collection of amounts due.

(iv) Other Flight-Related Services, page F-35

31.	We note that members and non-members have an option to request services, such as catering or ground transportation, for each flight and that these costs are passed through at cost or a predetermined margin. With reference to the relevant accounting guidance, explain how WUP accounts for these services.

Response: The Company and WUP respectfully advise the Staff that WUP accounts for these services as follows:

Customers may request additional flight services that are incremental to the cost of the flight. Pass-through revenue represents the fees for the ancillary services provided that are billed to the customer. The amount is recognized at the time such services are provided on a gross basis. In accordance with the guidance in FASB ASC 606-10-55-39, WUP is acting as the principal by providing the services itself or controlling/directing the performance of the service before it is transferred to the customer. WUP has pricing discretion, responsibility for fulfilling the obligations in the contract, billing, and collection of amounts due.

Reclassifications, page F-36

32.	Disclosure indicates that certain reclassifications have been made to prior years’ consolidated financial statements to conform to the current year presentation. Please expand this disclosure for more specificity with regard to these reclassifications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-39 to remove the statement regarding reclassifications as this was a general statement that is not required in the current year because there were no reclassifications made to prior years.

May 6, 2021 Page 20	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Note 4. Revenue

Performance Obligations, page F-38

33.	We note that the portfolio approach has been applied to contracts with similar performance obligations. Please clarify for us the nature of these contracts as it relates to the sources of revenue identified in the revenue accounting policy disclosure (i.e. memberships, flights, aircraft management and other).

Response: The Company and WUP respectfully advise the Staff that WUP applied the portfolio approach and combined contracts as prescribed by FASB ASC 606-10-10-4 as follows:

FASB ASC 606-10-10-4 “specifies the accounting for an individual contract with a customer. However, as a practical expedient, an entity may apply this guidance to a portfolio of contracts (or performance obligations) with similar characteristics if the entity reasonably expects that the effects on the financial statements of applying this guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio.”

The practical expedient can only be applied if both of the following are true:

1.	The contracts have similar characteristics; and

2.	The results of applying the revenue guidance to a single unit would not differ materially from applying the revenue guidance to the contracts individually.

The following contracts have similar performance obligations and therefore, WUP follows the practical expedient to view each of the contract types as a portfolio. The contracts within each of the portfolios below have similar characteristics (standard contract) and the revenue recognized would not differ materially from applying the guidance to the contracts individually.

•	Connect Membership

•	Core Membership

•	Business Membership

•	Brand Ambassador

•	Charter Flight

•	Jet Card Flight

•	Aircraft Management

•	Maintenance, Repair, Overhaul Ground Service

•	Fixed-Base Operator Ground Service

Transaction Price, page F-38

34.	Disclosure indicates that in cases where standalone selling prices are not directly observable, the residual estimation method is used. Tell us when WUP utilizes this method and how it met one of the criteria in FASB ASC 606-10-32-34(c). In addition, to the extent material, expand the disclosure to outline the reasons for use of this method and the types of contracts for which this method is used.

Response: The Company and WUP respectfully advise the Staff that WUP has not had to apply the residual method. WUP has not historically executed agreements that have services included in the transaction price for which the standalone selling price is not directly observable. The Company has revised its disclosure on page F-41 of the Amended Registration Statement.

May 6, 2021 Page 21	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Note 5. Acquisitions, page F-40

35.	Expand the qualitative description of the factors making up the goodwill recognized as part of the acquisition of Delta Private Jets, LLC. Refer to FASB ASC 805-30-50-1a.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-43 and F-44 of the Amended Registration Statement to expand the qualitative description of the factors making up the goodwill recognized as part of the acquisition of Delta Private Jets, LLC as prescribed by FASB ASC 805-30-50-1a.

Audited Financial Statements of Delta Private Jets, Inc.

Report of Independent Certified Public Accountants, page F-64

36.	Please request that the auditor revise the penultimate paragraph to indicate that the basis provided for the audit opinion is reasonable. Refer to AU Section 508.08(g).

Response: The Company and WUP respectfully advise the Staff that the auditor believes the reference to AU Section 508.08(g) has been superseded and the reference should be to AU-C Section 700A.33, which states the following:

.33 “The auditor’s report should state whether the auditor believes that the audit evidence the auditor has obtained is sufficient and appropriate to provide a basis for the auditor’s opinion.”

Exhibits

37.	We note the disclosure on pages 247-249 regarding WUP’s credit facilities, all of which appear to have debt outstanding that will be assumed by the combined company following the business combination. Please file copies of WUP’s Amended 1st Credit Facility, 2nd Credit Facility, and 3rd Credit Facility as exhibits to your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index to include WUP’s Amended 1st Credit Facility, 2nd Credit Facility, 3rd Credit Facility and amendments thereto and has filed such agreements with the Amended Registration Statement.

38.	We note your disclosure on page 261 that the base salary for each named executive officer of WUP that is currently in effect will continue following the business combination, subject to the terms of each named executive officer’s employment agreement and any adjustments made in connection with the compensation committee’s annual review of the named executive officers’ base salaries. Please file copies of WUP’s employment agreements with Kenny Dichter, Eric Jacobs, Jason Horowitz, Lee Applbaum as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index to include WUP’s employment agreements with Kenny Dichter, Eric Jacobs, Jason Horowitz and Lee Applbaum and has filed such agreements with the Amended Registration Statement.

May 6, 2021 Page 22	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

39.	We note your disclosure on page 47 regarding WUP's Commercial Cooperation Agreement with Delta, including that if you are not able to provide the revised minimum amounts of in-kind benefits to Delta in any year starting in 2022, subject to any cure rights that you may agree upon with Delta, Delta will have the right to terminate the CCA and the other commercial agreements, which would have a material adverse effect on our business, results of operations and cash flows. Additionally, you have also included a description of your partnership with Delta in the summary section. Please file WUP’s Commercial Cooperation Agreement with Delta as an exhibit or tell us why you believe it is not required to be filed. Refer to Item 601(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index to include WUP’s Commercial Cooperation Agreement (the “CCA”) with Delta and Amendment No. 1 to the CCA and has filed such agreements with the Amended Registration Statement.

General

40.	We note the various images on page 7 of your prospectus. Please revise to include narrative disclosure that clearly explains the context for the images. Please also tell us with a view toward disclosure whether the company obtained paid endorsements from the participants in the images. Additionally, please ensure that the graphics throughout the prospectus are accompanied by narrative disclosure that clearly explains the context for the graphic. As another example, please revise to include additional context for the graphics on pages 4 and 5. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretations Question 101.02.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 5, 7, 8, 9, 11, 12, 211, 212, 215, 216, 217, 220, 229, 234 and 238 of the Amended Registration Statement.

* * * *

May 6, 2021 Page 23	FOIA CONFIDENTIAL TREATMENT REQUEST PURSUANT TO 17 C.F.R. § 200.83 BY ASPIRATIONAL CONSUMER LIFESTYLE CORP.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:	Ravi Thakran
Aspirational Consumer Lifestyle Corp.

cc:	Kenneth Dichter
Wheels Up Partners Holdings LLC

cc:	Laura Heltebran
Wheels Up Partners Holdings LLC

cc:	Christopher M. Barlow
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Peterson
Arnold & Porter Kaye Scholer LLP

cc:	Thomas Yadlon
Arnold & Porter Kaye Scholer LLP